UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2019

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☑            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED JUNE 30, 2019

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	June 30, 2019	September 30, 2018
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$407,788	$418,783
Short-term interest-bearing investments	49,919	100,433
Accounts receivable, net	952,891	971,502
Prepaid expenses and other current assets	235,644	229,999

Total current assets	1,646,242	1,720,717
Property and equipment, net	492,718	496,585
Goodwill	2,452,803	2,444,895
Intangible assets, net	195,592	265,249
Other noncurrent assets	447,264	420,369

Total assets	$5,234,619	$5,347,815

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$172,093	$194,738
Accrued expenses and other current liabilities	655,880	706,637
Accrued personnel costs	239,092	261,168
Deferred revenue	115,963	132,414

Total current liabilities	1,183,028	1,294,957
Deferred income taxes and taxes payable	202,263	224,572
Other noncurrent liabilities	321,643	336,244

Total liabilities	1,706,934	1,855,773

Equity: Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 276,865 and 275,896 issued and 135,889 and 140,177 outstanding, respectively	4,449	4,436
Additional paid-in capital	3,643,889	3,587,625
Treasury stock, at cost 140,976 and 135,719 ordinary shares, respectively	(5,092,388)	(4,784,352)
Accumulated other comprehensive income (loss)	197	(32,731)
Retained earnings	4,929,185	4,673,901

Total Amdocs Limited shareholders’ equity	3,485,332	3,448,879
Noncontrolling interests	42,353	43,163

Total equity	3,527,685	3,492,042

Total liabilities and equity	$5,234,619	$5,347,815

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2019	2018	2019	2018
Revenue	$1,024,704	$1,002,198	$3,056,416	$2,972,249
Operating expenses:
Cost of revenue	664,862	650,569	1,986,043	1,940,353
Research and development	68,376	72,729	203,827	205,832
Selling, general and administrative	125,088	116,396	367,411	355,263
Amortization of purchased intangible assets and other	24,058	26,929	73,543	81,256
Restructuring charges	—	30,057	—	30,057

	882,384	896,680	2,630,824	2,612,761

Operating income	142,320	105,518	425,592	359,488
Interest and other expense, net	(3,959)	(3,212)	(4,303)	(3,330)

Income before income taxes	138,361	102,306	421,289	356,158
Income taxes	6,913	10,776	63,870	46,028

Net income	$131,448	$91,530	$357,419	$310,130

Basic earnings per share	$0.96	$0.64	$2.59	$2.17

Diluted earnings per share	$0.96	$0.64	$2.58	$2.15

Cash dividends declared per ordinary share	$0.285	$0.250	$0.820	$0.720

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended June 30,		Nine months ended June 30,
	2019	2018	2019	2018
Net income	$131,448	$91,530	$357,419	$310,130
Other comprehensive income (loss), net of tax:
Net change in fair value of cash flow hedges(1)	7,692	(30,637)	31,430	(41,897)
Net change in fair value of available-for-sale securities(2)	308	(87)	1,498	(1,272)

Other comprehensive income (loss), net of tax	8,000	(30,724)	32,928	(43,169)

Comprehensive income	$139,448	$60,806	$390,347	$266,961

(1)

Net of tax (expense) benefit of $(1,094) and $2,498 for the three months ended June 30, 2019 and 2018, respectively and of $(1,728) and $4,783 for the nine months ended June 30, 2019 and 2018, respectively.

(2)	Net of tax (expense) benefit of $0 and $5 for the three months ended June 30, 2019 and 2018, respectively, and of $0 and $9 for the nine months ended June 30, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)(1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests(2)	Total Equity
	Shares	Amount
Balance as of March 31, 2019	137,131	$4,445	$3,620,891	$(5,003,566)	$(7,803)	$4,836,467	$3,450,434	$42,353	$3,492,787
Comprehensive income:
Net income(2)	—	—	—	—	—	131,448	131,448	—	131,448
Other comprehensive income	—	—	—	—	8,000	—	8,000	—	8,000

Comprehensive income							139,448	—	139,448
Employee stock options exercised	304	4	14,163	—	—	—	14,167	—	14,167
Repurchase of shares	(1,531)	—	—	(88,822)	—	—	(88,822)	—	(88,822)
Cash dividends declared ($0.285 per ordinary share)	—	—	—	—	—	(38,730)	(38,730)	—	(38,730)
Issuance of restricted stock, net of forfeitures	(15)	—	—	—	—	—	—	—	—
Equity-based compensation expense related to employees	—	—	8,835	—	—	—	8,835	—	8,835
Changes in Noncontrolling interests	—	—	—	—	—	—	—	—	—

Balance as of June 30, 2019	135,889	$4,449	$3,643,889	$(5,092,388)	$197	$4,929,185	$3,485,332	$42,353	$3,527,685

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)(1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests(2)	Total Equity
	Shares	Amount
Balance as of March 31, 2018	142,535	$4,432	$3,548,666	$(4,604,903)	$6,345	$4,608,514	$3,563,054	$43,163	$3,606,217
Comprehensive income:
Net income(2)	—	—	—	—	—	91,530	91,530	—	91,530
Other comprehensive (loss)	—	—	—	—	(30,724)	—	(30,724)	—	(30,724)

Comprehensive income							60,806	—	60,806
Employee stock options exercised	230	3	10,506	—	—	—	10,509	—	10,509
Repurchase of shares	(1,333)	—	—	(89,814)	—	—	(89,814)	—	(89,814)
Cash dividends declared ($0.25 per ordinary share)	—	—	—	—	—	(35,363)	(35,363)	—	(35,363)
Issuance of restricted stock, net of forfeitures	12	—	—	—	—	—	—	—	—
Equity-based compensation expense related to employees	—	—	10,514	—	—	—	10,514	—	10,514
Changes in Noncontrolling interests	—	—	—	—	—	—	—	—	—

Balance as of June 30, 2018	141,444	$4,435	$3,569,686	$(4,694,717)	$(24,379)	$4,664,681	$3,519,706	$43,163	$3,562,869

(1)

As of June 30, 2019 and 2018, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $4,822 and $(17,388), unrealized (loss) on short-term interest-bearing investments, net of tax, of $(94) and $(1,683) and unrealized (loss) on defined benefit plan, net of tax, of $(4,531) and $(5,308).

(2)

During the three and nine months ended June 30, 2019, and 2018, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible.

(3)

The Cumulative effect adjustments as of October 1, 2018 include an increase of $14,294 to retained earnings due to the impact of adoptions of ASU No. 2014-09 (ASC 606) and decrease of $3,860 to retained earnings due to adoption of ASU No. 2016-16.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)(1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests(2)	Total Equity
	Shares	Amount
Balance as of September 30, 2018	140,177	$4,436	$3,587,625	$(4,784,352)	$(32,731)	$4,673,901	$3,448,879	$43,163	$3,492,042
Cumulative effect adjustment(3)	—	—	—	—	—	10,434	10,434	—	10,434
Comprehensive income:
Net income(2)	—	—	—	—	—	357,419	357,419	—	357,419
Other comprehensive income	—	—	—	—	32,928	—	32,928	—	32,928

Comprehensive income							390,347	—	390,347
Employee stock options exercised	574	8	25,698	—	—	—	25,706	—	25,706
Repurchase of shares	(5,257)	—	—	(308,036)	—	—	(308,036)	—	(308,036)
Cash dividends declared ($0.82 per ordinary share)	—	—	—	—	—	(112,569)	(112,569)	—	(112,569)
Issuance of restricted stock, net of forfeitures	395	5	—	—	—	—	5	—	5
Equity-based compensation expense related to employees	—	—	30,566	—	—	—	30,566	—	30,566
Changes in Noncontrolling interests	—	—	—	—	—	—	—	(810)	(810)

Balance as of June 30, 2019	135,889	$4,449	$3,643,889	$(5,092,388)	$197	$4,929,185	$3,485,332	$42,353	$3,527,685

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)(1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests(2)	Total Equity
	Shares	Amount
Balance as of September 30, 2017	144,391	$4,410	$3,458,887	$(4,365,124)	$18,790	$4,457,107	$3,574,070	$—	$3,574,070
Comprehensive income:
Net income(2)	—	—	—	—	—	310,130	310,130	—	310,130
Other comprehensive (loss)	—	—	—	—	(43,169)	—	(43,169)	—	(43,169)

Comprehensive income							266,961	—	266,961
Employee stock options exercised	1,692	23	76,219	—	—	—	76,242	—	76,242
Repurchase of shares	(4,973)	—	—	(329,593)	—	—	(329,593)	—	(329,593)
Cash dividends declared ($0.72 per ordinary share)	—	—	—	—	—	(102,556)	(102,556)	—	(102,556)
Issuance of restricted stock, net of forfeitures	334	2	—	—	—	—	2	—	2
Equity-based compensation expense related to employees	—	—	34,580	—	—	—	34,580	—	34,580
Changes in Noncontrolling interests	—	—	—	—	—	—	—	43,163	43,163

Balance as of June 30, 2018	141,444	$4,435	$3,569,686	$(4,694,717)	$(24,379)	$4,664,681	$3,519,706	$43,163	$3,562,869

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Nine months ended June 30,
	2019	2018
Cash Flow from Operating Activities:
Net income	$357,419	$310,130
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	155,258	157,421
Equity-based compensation expense	30,566	34,580
Deferred income taxes	(9,455)	7,947
Loss from short-term interest-bearing investments	538	1,324
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	22,721	(81,690)
Prepaid expenses and other current assets	4,655	(21,796)
Other noncurrent assets	3,370	2,006
Accounts payable, accrued expenses and accrued personnel	(79,232)	42,374
Deferred revenue	(36,192)	21,221
Income taxes payable, net	(4,605)	(15,428)
Other noncurrent liabilities	(2,291)	(16,189)

Net cash provided by operating activities	442,752	441,900

Cash Flow from Investing Activities:
Purchase of property and equipment, net (*)	(93,761)	(197,253)
Proceeds from sale of short-term interest-bearing investments	51,473	302,949
Purchase of short-term interest-bearing investments	—	(76,037)
Net cash paid for acquisitions	(8,782)	(352,599)
Other	1,116	(2,414)

Net cash used in investing activities	(49,954)	(325,354)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	—	120,000
Payments under financing arrangements	—	(120,000)
Repurchase of shares	(308,036)	(329,593)
Proceeds from employee stock option exercises	25,706	76,236
Payments of dividends	(108,886)	(98,929)
Investment by noncontrolling interests, net (*)	(4,776)	47,013
Payment of contingent consideration from a business acquisition	(7,470)	—
Other	(331)	(323)

Net cash used in financing activities	(403,793)	(305,596)

Net decrease in cash and cash equivalents	(10,995)	(189,050)
Cash and cash equivalents at beginning of period	418,783	649,611

Cash and cash equivalents at end of period	$407,788	$460,561

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$61,709	$40,352
Interest	6,905	1,159

(*)

The amounts under “Purchase of property and equipment, net”, include proceeds of $9,676 relating to the refund of betterment levy for the nine months ended June 30, 2019, ($4,776 of which was a refund to the noncontrolling interests), proceeds from sale of property and equipment of $74 and $113 for the nine months ended June 30, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate amdocsONE, an open and modular solution set.

The Company is a Guernsey corporation, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. dollars.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2018, set forth in the Company’s Annual Report on Form 20-F filed on December 10, 2018 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In November 2018, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No. 2018-18, “Collaborative Arrangements”. The ASU clarifies the interaction between collaborative arrangements and the new revenue standards. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The ASU amends the definition of hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use software project. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement”. The ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted with specific limitations. The Company currently expects that adoption of this ASU may result in changes to its financial statements disclosure and will not have a material impact on its consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

In August 2018, the FASB issued ASU No. 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans”. The ASU makes minor changes to the disclosure requirement for employers that sponsor defined pension and/or other post retirement benefit plans. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting”. The ASU aligns the measurement and classification for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. This ASU will be effective for the Company on October 1, 2019, and early adoption is permitted with certain limitations. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, “Targeted Improvements to Accounting for Hedging Activities”. The ASU amends existing guidance to simplify the application of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. This ASU will be effective for the Company on October 1, 2020, and earlier adoption by one year is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments”. The ASU which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. This ASU will be effective for the Company on October 1, 2020, and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”. The ASU increases transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, will be effective for the Company on October 1, 2019 and early adoption is permitted. The Company will adopt this ASU using a modified retrospective method. The Company is in process of gathering and analyzing its lease contracts and evaluating changes to system, business processes and controls needed to support recognition and disclosure under this new standard. The Company expects its leases designated as operating leases will be reported on the consolidated balance sheet upon adoption, which will increase its total assets and liabilities. The Company currently expects that the adoption of this ASU will not have a material impact on its consolidated statement of income and on its consolidated statement of cash flow.

3. Adoption of New Accounting Standards

In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB No. 118”) in response to the new tax legislation in the United States (The Tax Cuts and Jobs Act or “The Act”). The Act, which was enacted on December 22, 2017, reduces the US federal corporate tax rate from 35% to 21%, which requires the payment of a one-time transition tax on earnings of certain foreign subsidiaries and creates new taxes on certain foreign sourced earnings. The guidance provided in SAB No.118 allowed the Company to record provisional amounts of income tax effects of the Act during a one-year measurement period. As of December 31, 2018, the Company has completed its accounting for the tax effects of enactment of the Act and made a reasonable estimate of the effects on its existing deferred tax balances and the one-time transition tax. There was no material impact on the Company’s consolidated financial statements, see also Note 9 to the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Clarifying the Definition of a Business”. The ASU revises and narrows the definition of a business and provides a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. The Company prospectively adopted this ASU effective October 1, 2018. As of the date of the adoption there was no impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory”. The ASU requires the Company to recognize the income tax consequences of intra-entity transfers, other than inventory, when the transfer occurs. The Company adopted this ASU as of October 1, 2018 using the modified retrospective transition approach, which resulted in a cumulative adjustment of $3,860 decrease of the retained earnings.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

In August 2016, the FASB issued ASU No. 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. The ASU intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The Company retrospectively adopted this ASU effective October 1, 2018, which resulted in the classification of certain cash payments of contingent consideration in financing activities on the Company’s consolidated statement of cash flow during the nine months ended June 30, 2019. There was no such impact during the nine months ended June 30, 2018.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall”. The ASU updates certain aspects of recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The Company prospectively adopted this ASU effective October 1, 2018. There was no material impact on the Company’s consolidated financial statements, see also Note 5 to the consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, or ASC 606, “Revenue from Contracts with Customers”. The ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The Company developed a transition plan, including changes to policies, processes and internal controls, as well as system enhancements to generate the information necessary for new disclosure requirements and recently completed an assessment to identify the potential areas of impact that this new revenue recognition standard will have on its consolidated financial statement and internal control environment. As part of the assessment, the Company reviewed a representative sample of its contracts across its various customers and geographies to identify potential differences that could result from applying the requirements of the new standard. As of October 1, 2018, the Company adopted this ASU using the modified retrospective transition approach. This method was applied to contracts that were not complete as of the date of adoption.

The cumulative impact of adopting ASC 606, which was immaterial, was a net increase in the opening balance of retained earnings of $14,294, net of tax, from total amount of $4,673,901 to $4,688,195. The impact was primarily related to (i) the removal of the limitation on contingent revenue, as revenue allocated to satisfied performance obligations is no longer restricted to the amount that is not contingent upon the satisfaction of additional performance obligations (ii) the change of definition of contract term to represent the period for which enforceable rights and obligations exist, and (iii) the capitalization and amortization of certain sales commissions in accordance with ASC 606.

The following table depicts the impact of adoption as of October 1, 2018 on the Company’s consolidated balance sheet:

	As of October 1, 2018
	Balance as of September 30, 2018	Adjustments due to ASC 606	Balance as of October 1, 2018
Balance Sheet:
Account receivable – unbilled	$263,997	$10,039	$274,036
Prepaid expenses and other current assets	229,999	(971)	229,028
Other noncurrent assets	420,369	15,636	436,005
Deferred revenue (current)	132,414	14,048	146,462
Accrued expenses and other current liabilities	706,637	(14,062)	692,575
Deferred income taxes and taxes payable	224,572	10,424	234,996
Retained Earnings	4,673,901	14,294	4,688,195

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

4. Revenue Recognition

Summary of Significant Accounting Policies

As discussed in Note 3, the Company adopted ASC 606 using the modified retrospective transition method. Other than the policies discussed below, no material changes have been made to the Company’s significant accounting policies disclosed in Note 2, Summary of Significant Accounting Policies, in its Annual Report on Form 20-F, filed on December 10, 2018, for the fiscal year ended September 30, 2018.

Revenue Recognition, The Company recognizes revenue under the five-step methodology required under ASC 606, which requires the Company to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

The Company’s primary revenue categories, related performance obligations, and associated recognition patterns are as follows:

Revenue Recognition for projects – The Company usually sells its software licenses as part of an overall solution offered to a customer including significant customization, modification, implementation and integration. Those services are deemed essential to the software revenues for these projects are recognized over time, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. Incurred effort represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the project. Revenue for services that are not deemed essential to the software is recognized over time as services are performed.

As a significant portion of the Company’s revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as the Company’s progress in completing such projects.

Revenue Recognition for subsequent license fee – Subsequent license fee revenue is recognized when the customer has access to the license and the right to use and benefit from the license. In cases when the conditions require delivery, then delivery must have occurred for purposes of revenue recognition. Subsequent license fee is based on a customer’s subscriber level, transaction volume or other measurements when greater than the level specified in the contract for the initial license fee.

Revenue Recognition for term-based license and perpetual license – Revenue related to software solutions that do not require significant customization, implementation and modification are recognized upon delivery.

Revenue Recognition for managed services arrangement – Managed services arrangements include management of data center operations and IT infrastructure, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility.

The revenue from managed services arrangement is recognized for each individual performance obligation according to its relevant revenue category, including but not limited to, revenue from the management of a customer’s operations, revenue from projects and revenue from on going support services.

Revenue from the management of a customer’s operations pursuant to managed services arrangements, is recognized over time as services are preformed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services. pursuant to the specific contract terms of the managed services arrangement. Typically, managed services arrangements are long term in duration and are not subject to significant seasonality.

Revenue Recognition for maintenance – Maintenance revenue is recognized ratably over the term of the maintenance agreement.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Revenue Recognition for ongoing support services – Revenue from ongoing support services is recognized as work is performed.

Revenue Recognition for third-party hardware and software – Third-party hardware sales are recognized upon delivery or installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as the Company is the primary obligor under the arrangement.

Arrangements with Multiple Performance Obligations – Many of the Company’s agreements include multiple performance obligations. The Company allocates the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). The Company determines SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation sold separately, historical actual pricing practices and geographies in which the Company offers its services in accordance with ASC 606. The determination of SSP requires the exercise of judgement. If a specific performance obligation is sold for a broad range of amounts (that is, the selling price is highly variable) or if the Company has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain), the Company applies the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs with any residual amount of transaction price allocated to the remaining specific performance obligation.

Billing terms and conditions generally vary by contract category. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones. In cases where timing of revenue recognition significantly differs from the timing of invoicing, the Company has determined that its contracts do not include a significant financing component. The Company elected to use the practical expedient in assessing the financing component in contracts where the time between cash collection and performance is less than one year.

Accounts Receivable – Unbilled – Unbilled accounts receivable include all revenue amounts that had not been billed as of the balance sheet date due to contractual billing terms with customers. Unbilled accounts receivable that are expected to be billed beyond the next 12 months are considered long-term unbilled receivables and included in other noncurrent assets.

Deferred Revenue – Deferred revenue represents billings to customers for which revenue has not yet been recognized. Deferred revenue that is expected to be recognized beyond the next 12 months is considered long-term deferred revenue.

Assets Recognized from the Costs to Obtain a Contract with a Customer – Incremental costs of obtaining a contract (e.g., sales commissions) are capitalized and amortized on a straight-line basis over the average contract period if the Company expects to recover those costs. Commissions on renewals are commensurate with the commission from the initial arrangement. Incremental costs of obtaining a contract include only those costs the Company incurs to obtain a contract that it would not have incurred if the contract had not been obtained. The Company has determined that certain sales commissions programs meet the requirements to be capitalized, which prior to the adoption of ASC 606, were previously expensed as incurred. Additionally, as a practical expedient, the Company expenses costs to obtain a contract as incurred if the amortization period would have been a year or less. Total capitalized costs to obtain a contract were immaterial during the periods presented and are included in other noncurrent assets in the Company’s consolidated balance sheets. The amortization of these costs is included in selling, general and administrative expenses in the Company’s consolidated statements of income.

Transition Disclosures

The impact of adopting the new standard for the three and nine months ended June 30, 2019 was an increase of approximately $2,450 and $18,277 to revenue, respectively, an increase of approximately $4,896 and decrease of approximately $6,605 to cost of revenue, respectively. The impact of adopting the new standard on the balance sheet of June 30, 2019 are primarily as a result of the transition adjustments presented in Note 3 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Contract Balances

The following table provides information about Accounts receivable, both billed and unbilled and deferred revenue:

	As of
	September 30, 2018	October 1, 2018 (as adjusted)	June 30, 2019
Accounts receivable – billed (net of allowances for doubtful accounts of $21,211 and $29,600 as of October 1, 2018 and June 30, 2019, respectively)	$707,505	$707,505	$746,606

Accounts receivable – unbilled (current)	$263,997	$274,036	$206,285
Accounts receivable – unbilled (non-current)	$15,686	$13,185	$16,683

Total Accounts receivable – unbilled	$279,683	$287,221	$222,968

Deferred revenue (current)	$(132,414)	$(146,462)	$(115,963)
Deferred revenue (non-current)	$(27,977)	$(27,977)	$(27,215)

Total Deferred revenue	$160,391	$174,439	$143,178

Revenue recognized during the three and nine months ended June 30, 2019, which was included in deferred revenue (current) as of March 31, 2019 and October 1, 2018 was $48,151 and $70,352, respectively. Amounts billed during the three and nine months ended June 30, 2019, included in unbilled accounts receivable (current) as of March 31, 2019 and October 1, 2018, was $25,005 and $115,349, respectively.

Remaining Performance Obligations from Contracts with Customer

As of June 30, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $4.7 billion. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue.

The following tables provide details of revenue by nature of activities and by geography:

Revenue by nature of activities

	Three months ended June 30,		Nine months ended June 30,
	2019	2018	2019	2018
Managed services arrangement	$578,072	$515,032	$1,663,025	$1,542,700
Others	446,632	487,166	1,393,391	1,429,549

Total	$1,024,704	$1,002,198	$3,056,416	$2,972,249

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Geographic Information

	Three months ended June 30,		Nine months ended June 30,
	2019	2018	2019	2018
North America (mainly United States)	$643,899	$644,780	$1,938,498	$1,912,032
Europe	145,518	139,317	442,687	421,610
Rest of the world	235,287	218,101	675,231	638,607

Total	$1,024,704	$1,002,198	$3,056,416	$2,972,249

5. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2019 and September 30, 2018:

	As of June 30, 2019
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$20,901	$—	$—	$20,901
Corporate bonds	—	19,908	—	19,908
U.S. government treasuries	15,417	—	—	15,417
U.S. agency securities	—	8,502	—	8,502
Asset backed obligations	—	4,859	—	4,859
Supranational and sovereign debt	—	1,233	—	1,233

Total available-for-sale securities	36,318	34,502	—	70,820

Equity Investment	—	—	12,308	12,308
Derivative financial instruments, net	—	2,589	—	2,589

Other liabilities	—	—	(22,269)	(22,269)

Total	$36,318	$37,091	$(9,961)	$63,448

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

	As of September 30, 2018
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Corporate bonds	$—	$47,531	$—	$47,531
Money market funds	30,883	—	—	30,883
U.S. government treasuries	23,258	—	—	23,258
U.S. agency securities	—	16,033	—	16,033
Asset backed obligations	—	9,177	—	9,177
Supranational and sovereign debt	—	4,434	—	4,434

Total available-for-sale securities	54,141	77,175	—	131,316

Derivative financial instruments, net	—	(27,842)	—	(27,842)

Other liabilities	—	—	(37,954)	(37,954)

Total	$54,141	$49,333	$(37,954)	$65,520

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three and nine months ended June 30, 2019. Level 3 liabilities relate to certain acquisition-related liabilities, which were valued using a Monte-Carlo simulation model. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of June 30, 2019 and September 30, 2018. The decrease in Level 3 liabilities is primarily related to payments of certain acquisition-related liabilities during the three and nine months ended June 30, 2019. Level 3 assets relate to an equity investment, which was valued based on price changes in orderly transactions for similar investments of the same issuer.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

6. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of June 30, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$20,901	$—	$—	$20,901
Corporate bonds	19,927	7	26	19,908
U.S. government treasuries	15,430	13	26	15,417
U.S. agency securities	8,532	—	30	8,502
Asset backed obligations	4,887	—	28	4,859
Supranational and sovereign debt	1,237	—	4	1,233

Total(1)	$70,914	$20	$114	$70,820

(1)

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of June 30, 2019, $49,919 of securities were classified as short-term interest-bearing investments and $20,901 of securities were classified as cash and cash equivalents.

	As of September 30, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$48,252	$—	$721	$47,531
Money market funds	30,883	—	—	30,883
U.S. government treasuries	23,656	—	398	23,258
U.S. agency securities	16,297	—	264	16,033
Asset backed obligations	9,312	—	135	9,177
Supranational and sovereign debt	4,508	—	74	4,434

Total(1)	$132,908	$—	$1,592	$131,316

(1)	As of September 30, 2018, $100,433 of securities were classified as short-term interest-bearing investments and $30,883 of securities were classified as cash and cash equivalents.

As of June 30, 2019, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in the nine months ended June 30, 2019 and 2018. Realized gains and losses on available-for-sale securities are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

As of June 30, 2019, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$44,764
1 to 2 years	22,785
2 to 3 years	2,271
3 to 4 years	—
Thereafter	1,000

$70,820

7. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $5,652 as of June 30, 2019. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of June 30, 2019. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of June 30, 2019 for forward contracts, and based on spot rates as of June 30, 2019 for options.

Notional Value*
Foreign exchange contracts	$1,156,248

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of June 30, 2019 and September 30, 2018, is as follows:

	As of
	June 30, 2019	September 30, 2018
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$7,766	$221
Other noncurrent assets	1,693	25
Accrued expenses and other current liabilities	(2,464)	(17,681)
Other noncurrent liabilities	(1,447)	(10,030)

	5,548	(27,465)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	1,498	2,758
Accrued expenses and other current liabilities	(4,457)	(3,135)

	(2,959)	(377)

Net fair value	$2,589	$(27,842)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of June 30, 2019 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2019 and 2018, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	(Losses) Gains Reclassified from
	Other Comprehensive Income (Loss) (Effective Portion)
	Three months ended June 30,		Nine months ended June 30,
	2019	2018	2019	2018
Line item in consolidated statements of income:
Revenue	$—	$—	$—	$(1,129)
Cost of revenue	(1,120)	1,121	(9,943)	17,672
Research and development	(324)	154	(2,402)	3,509
Selling, general and administrative	(406)	192	(2,656)	3,462

Total	$(1,850)	$1,467	$(15,001)	$23,514

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive income (loss), net of tax, is as follows:

	Nine months ended June 30,
	2019	2018
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$(26,608)	$24,508
Changes in fair value of cash flow hedges, net of tax	18,419	(20,700)
Reclassification of net losses (gains) into earnings, net of tax	13,011	(21,197)

Net unrealized gains (losses) on cash flow hedges, net of tax, end of period	$4,822	$(17,389)

Net gains (losses) from cash flow hedges recognized in other comprehensive income (loss) were $18,159 and $(23,165), or $18,419 and $(20,700) net of taxes, during the nine months ended June 30, 2019 and 2018, respectively.

Of the net unrealized gain related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of June 30, 2019, a net gain of $4,743 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and nine months ended June 30, 2019 and 2018, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2019 and 2018, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income
	Three months ended June 30,		Nine months ended June 30,
	2019	2018	2019	2018
Line item in consolidated statements of income:
Cost of revenue	$739	$(4,539)	$521	$(3,463)
Research and development	179	(821)	(126)	(618)
Selling, general and administrative	343	(901)	(41)	(818)
Interest and other expense, net	(2,891)	10,751	(1,613)	3,980
Income taxes	(256)	1,170	(441)	1,145

Total	$(1,886)	$5,660	$(1,700)	$226

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	June 30, 2019	September 30, 2018
Ongoing accrued expenses	$222,362	$256,012
Project-related provisions	165,303	155,739
Taxes payable	57,694	27,843
Dividends payable	38,730	35,046
Derivative instruments	6,921	20,821
Other	164,870	211,176

Accrued expenses and other current liabilities	$655,880	$706,637

9. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended June 30,		Nine months ended June 30,
	2019	2018	2019	2018
Current	$20,763	$(8,423)	$73,325	$32,656
Deferred	(13,850)	19,199	(9,455)	13,372

Income taxes	$6,913	$10,776	$63,870	$46,028

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended June 30,		Nine months ended June 30,
	2019	2018	2019	2018
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes	5.0	10.5	15.2 (1)	12.9 (2)

Effective income tax rate	5.0%	10.5%	15.2%	12.9%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

(1)  Foreign taxes for the nine months ended June 30, 2019:

Foreign taxes in the nine months ended June 30, 2019 included a tax expense of $4,497 resulting from an internal restructuring in certain jurisdictions in which the Company operates.

Foreign taxes in the nine months ended June 30, 2019 also included $63,143 relating to release of a provision for gross unrecognized tax benefits due to expiration of the periods set forth in statutes of limitations in certain jurisdictions, and due to conclusions of tax audits (the vast majority of which was offset by income tax payments and an increase in Tax Payables). As a result, a net benefit of $22,284 and $25,772 was included within income tax expense for the three and nine months ended June 30, 2019, respectively.

(2)  Foreign taxes for the nine months ended June 30, 2018:

During the nine months ended June 30, 2018, as a result of funding decisions for the construction of the Company’s new campus in Israel the Company recorded a tax benefit of $23,099 related to the release of withholding and income tax reserves for pre-2018 unremitted earnings.

Foreign taxes in the nine months ended June 30, 2018 also included a benefit of $20,976 relating to release of gross unrecognized tax benefits due to conclusions of tax audits and expiration of the periods set forth in statutes of limitations in certain jurisdictions.

In addition, foreign taxes in the nine months ended June 30, 2018 included an expense of $431 relating to changes in tax law in United States. The expense is attributable to deemed repatriation of foreign income partially offset by a benefit resulting from the re-evaluation of the Company’s deferred tax assets and liabilities due to the expected lower blended effective U.S. federal tax rate when the assets and liabilities are expected to be utilized.

In addition, foreign taxes in the nine months ended June 30, 2018, included an indirect consequence to the change in tax law in the United States as the Company no longer makes a permanently reinvest assertion relating to one of its subsidiaries, therefore, a tax liability of $4,059 was recorded related to the tax implications of remitting earnings that were previously asserted as permanently reinvested.

Foreign taxes in the nine months ended June 30, 2018 also included a tax expense of $11,162 resulting from the increase of valuation allowances on deferred tax assets at one of the Company’s subsidiaries, which may not be realized based on the Company’s projections of future taxable income.

As of June 30, 2019, deferred tax assets of $103,314, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $152,918 as of June 30, 2019, all of which would affect the effective tax rate if realized.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

As of June 30, 2019, the Company had accrued $29,498 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

10. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,		Nine months ended June 30,
	2019	2018	2019	2018
Numerator:
Net income	$131,448	$91,530	$357,419	$310,130
Less-net income and dividends attributable to participating restricted shares	(911)	(676)	(2,473)	(2,337)

Numerator for basic earnings per common share	$130,537	$90,854	$354,946	$307,793

Add-undistributed income allocated to participating restricted shares	641	414	1,689	1,561
Less-undistributed income reallocated to participating restricted shares	(638)	(410)	(1,682)	(1,546)

Numerator for diluted earnings per common share	$130,540	$90,858	$354,953	$307,808

Denominator:
Weighted average number of shares outstanding – basic	136,541	141,972	138,126	142,982
Less- weighted average number of participating restricted shares	(946)	(1,048)	(956)	(1,078)

Weighted average number of common shares – basic	135,595	140,924	137,170	141,904

Effect of dilutive stock options granted	541	1,223	643	1,338

Weighted average number of common shares – diluted	136,136	142,147	137,813	143,242

Basic earnings per common share	$0.96	$0.64	$2.59	$2.17

Diluted earnings per common share	$0.96	$0.64	$2.58	$2.15

For the three and nine months ended June 30, 2019, 4,807 and 3,968 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. For the three and nine months ended June 30, 2018, 1,767 and 1,213 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

11. Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On November 8, 2017, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. In the nine months ended June 30, 2019, the Company repurchased 5,257 ordinary shares at an average price of $58.58 per share (excluding broker and transaction fees). The November 2017 plan permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. As of June 30, 2019, the Company had remaining authority to repurchase up to $329,171 of its outstanding ordinary shares under the November 2017 plan.

12. Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. In December 2014 and in December 2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. As of June 30, 2019, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under the facility.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

As of June 30, 2019, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $54,396. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

13. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2017, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 62,300 to 67,550. The issuance of such additional shares was registered with the SEC in February 2018. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years and stock options have a term of ten years. Also, in accordance with the Equity Incentive Plan, options are issued at or above the market price at the time of grant.

During the nine months ended June 30, 2019, the Company granted 504 restricted shares and options to purchase 1,885 ordinary shares. The weighted average fair values associated with these grants were $61.59 per restricted share and $9.16 per option.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three and nine months ended June 30, 2019 and 2018 was as follows:

	Three months ended June 30,		Nine months ended June 30,
	2019	2018	2019	2018
Cost of revenue	$5,080	$5,074	$15,261	$14,501
Research and development	608	1,071	1,957	2,663
Selling, general and administrative	3,147	4,369	13,348	17,416

Total	$8,835	$10,514	$30,566	$34,580

The Company recognizes compensation costs for its equity incentive grants using the graded vesting attribution method. As of June 30, 2019, there was $43,495 of unrecognized compensation expense related to unvested stock options and unvested restricted shares which is expected to be recognized over a weighted average period of approximately one year, based on the vesting periods of the grants.

14. Dividends

The Company’s Board of Directors declared the following dividends during the nine months ended June 30, 2019 and 2018:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
May 14, 2019	$ 0.285	June 28, 2019	$ 38,730	July 19, 2019
February 5, 2019	$ 0.285	March 29, 2019	$ 39,084	April 19, 2019
November 8, 2018	$ 0.250	December 31, 2018	$ 34,755	January 18, 2019
May 10, 2018	$ 0.250	June 29, 2018	$ 35,363	July 20, 2018
January 30, 2018	$ 0.250	March 30, 2018	$ 35,637	April 20, 2018
November 8, 2017	$ 0.220	December 29, 2017	$ 31,556	January 19, 2018

The amounts payable as a result of the May 14, 2019 and May 10, 2018 declarations were included in accrued expenses and other current liabilities as of June 30, 2019 and 2018, respectively.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

On August 7, 2019, the Company’s Board of Directors approved a quarterly dividend payment of $0.285 per share and set September 30, 2019 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 25, 2019.

15. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Since 2014, the Company has been defending a lawsuit against certain of its subsidiaries in the U.S. District Court in Oregon alleging breach of contract and trade secret misappropriation. According to the suit, the Company improperly utilized information received in connection with its electronic payment processing solution, which is one of several components of its mobile financial services offerings. During fiscal year 2016, the District Court denied the Company’s motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings continued. The District Court scheduled a tentative jury trial date for late October 2018. The Company filed a motion for summary judgment with the District Court during fiscal year 2018 and the District Court partially granted the motion with respect to two trade secrets. In October 2018, while continuing to deny the plaintiff’s allegations, the Company entered into a settlement agreement with the plaintiff, which included a $50,000 settlement payment by the Company, in consideration for a mutual release of each party and its respective customers with no admission of liability or fault. As a result of the settlement, the lawsuit was dismissed with prejudice on November 13, 2018. During the nine months ended June 30, 2019 the Company paid the settlement amount of $50,000 and $5,000 in legal and other fees which were accrued as of September 30, 2018.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over contracts, under which the Company was providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. To date, however, such defense efforts, including motions alleging constitutional defects, have encountered a dismissive approach by the Ecuadorian Courts, with reasoning that the Company believes is inconsistent with applicable law. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

16. Subsequent Event

As previously announced, in August 2019 , the Company acquired TTS Wireless for approximately $50,000 in cash and potential additional consideration based on the achievement of certain performance metrics. TTS Wireless is a leading provider of mobile network engineering services, specializing in network optimization, planning and software-enabled solutions.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2018, filed on December 10, 2018 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Our software and services, which we develop, implement and manage, are designed to meet the key industry journeys of our customers and help them modernize, automate and digitize their business. These journeys include the need to deliver a digital-first user experience and grow consumer revenues; expand the media and entertainment business; provide a superior, automated enterprise service; transform to an open network and realize 5G, and accelerate business and IT velocity. Our open and dynamic amdocsONE portfolio, launched in the second quarter of fiscal 2018, leverages industry-specific best practices and methodologies to give service providers of all sizes the business agility to successfully navigate the continuous digital transformation process.

We believe the demand for our solutions is driven by our clients’ continued transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

amdocsONE is designed to meet the challenges facing our customers as they transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. amdocsONE’s open, modular and integrated solution set introduces a rich group of capabilities built on cloud-native, microservices and machine-learning technologies, and is delivered based on modern DevOps practices Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include advisory services, managed services, autonomous network service assurance, digital business operations, quality engineering services, and data and intelligence services.

In the second quarter of fiscal 2018, we acquired Vubiquity, a leading provider of premium content services and technology solutions, to further expand into the media business where Amdocs now has technology and distribution ties to more than 600 content creators, bringing premium content to over 1,000 video distributors worldwide.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In the nine months ended June 30, 2019, customers in North America accounted for 63.4% of our revenue, while customers in Europe and the rest of the world accounted for 14.5% and 22.1%, respectively. We maintain and support development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue Recognition, we recognize revenue under the five-step methodology required under ASC 606, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

As a significant portion of our revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as our progress in completing such projects.

For our primary revenue categories, related performance obligations, and associated recognition patterns please see Note 4 to our consolidated financial statements.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $578.1 million and $515.0 million in the three months ended June 30, 2019 and 2018, respectively, and $1.66 billion and $1.54 billion in the nine months ended June 30, 2019 and 2018, respectively. In the initial period of our managed services arrangements, we often invest in modernization and consolidation of the customer’s systems. In addition, from time to time we engage in managed transformations that include both a transformation project as well as taking over managed services responsibility. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth for the three and nine months ended June 30, 2019 and 2018, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Three months ended June 30,		Nine months ended June 30,
	2019	2018	2019	2018
Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	64.9	64.9	65.0	65.3
Research and development	6.7	7.3	6.7	6.9
Selling, general and administrative	12.2	11.6	12.0	12.0
Amortization of purchased intangible assets and other	2.3	2.7	2.4	2.7
Restructuring charges	—	3.0	—	1.0

	86.1	89.5	86.1	87.9

Operating income	13.9	10.5	13.9	12.1
Interest and other expense, net	(0.4)	(0.3)	(0.1)	(0.1)

Income before income taxes	13.5	10.2	13.8	12.0
Income taxes	0.7	1.1	2.1	1.5

Net income	12.8%	9.1%	11.7%	10.4%

Nine Months Ended June 30, 2019 and 2018

The following is a tabular presentation of our results of operations for the nine months ended June 30, 2019 compared to the nine months ended June 30, 2018. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Nine months ended June 30,		Increase (Decrease)
	2019	2018	Amount	%
	(in thousands)
Revenue	$3,056,416	$2,972,249	$84,167	2.8%
Operating expenses:
Cost of revenue	1,986,043	1,940,353	45,690	2.4
Research and development	203,827	205,832	(2,005)	(1.0)
Selling, general and administrative	367,411	355,263	12,148	3.4
Amortization of purchased intangible assets and other	73,543	81,256	(7,713)	(9.5)
Restructuring charges	—	30,057	(30,057)	(100.0)

	2,630,824	2,612,761	18,063	0.7

Operating income	425,592	359,488	66,104	18.4
Interest and other expense, net	(4,303)	(3,330)	(973)	29.2

Income before income taxes	421,289	356,158	65,131	18.3
Income taxes	63,870	46,028	17,842	38.8

Net income	$357,419	$310,130	$47,289	15.2%

Revenue. Revenue increased by $84.2 million, or 2.8%, to $3,056.4 million in the nine months ended June 30, 2019, from $2,972.2 million in the nine months ended June 30, 2018. The increase in revenue was attributable to increased activity in North America, Europe and in the rest of the world. Revenue for the nine months ended June 30, 2019 increased by 4.4% compared to the nine months ended June 30, 2018, excluding approximately 1.6% negative foreign exchange fluctuations impact, and was also positively affected by activities related to acquisitions completed in fiscal year 2018.

In the nine months ended June 30, 2019, revenue from customers in North America, Europe and the rest of the world accounted for 63.4%, 14.5% and 22.1%, respectively, of total revenue, compared to 64.3%, 14.2% and 21.5%, respectively, the nine months ended June 30, 2018. Revenue from customers in North America increased during the nine months ended June 30, 2019, while total revenue increased at a slightly higher rate, which resulted in a decrease of revenue from customers in North America as a percentage of total revenue. The increase in revenue from customers in North America in absolute amounts was primarily attributable to higher revenue from key customers in North America as we support the continuous digital transformation of the region’s communications, Pay TV and media companies and by activities related to fiscal year 2018 acquisitions, partially offset by lower activity with AT&T. Revenue from customers in Europe increased during the nine months ended June 30, 2019, despite of negative foreign exchange fluctuations, primarily as a result of higher revenue from development and modernization activities while we expand our presence in this region. Revenue from customers in the rest of the world increased during the nine months ended June 30, 2019, despite of negative foreign exchange fluctuations, as a result of our expansion and progress of managed transformations activities for existing customers in the rest of the world.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $45.7 million, or 2.4%, to $1,986.0 million in the nine months ended June 30, 2019, from $1,940.4 million in the nine months ended June 30, 2018. The Cost of revenue increase, excluding the impact of changes of certain acquisition-related liabilities measured at fair value recognized in the nine months ended June 30, 2019 and June 30, 2018, was commensurate with revenue growth.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $2.0 million, or 1.0%, to $203.8 million in the nine months ended June 30, 2019, from $205.8 million in the nine months ended June 30, 2018. Research and development expense slightly decreased as a percentage of revenue from 6.9% in the nine months ended June 30, 2018, to 6.7% in the nine months ended June 30, 2019. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $12.1 million, or 3.4%, to $367.4 million in the nine months ended June 30, 2019, from $355.3 million in the nine months ended June 30, 2018. Selling, general and administrative expense as percentage of revenue was 12.0% in the nine months ended June 30, 2019 and 2018. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the nine months ended June 30, 2019, decreased by $7.7 million, or 9.5% to $73.5 million from $81.3 million in the nine months ended June 30, 2018. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets, partially offset by an increase in amortization of intangible assets due to acquisitions completed in fiscal year 2018.

Restructuring Charges. There were no restructuring charges in the nine months ended June 30, 2019, while there were $30.1 million of such charges in the nine months ended June 30, 2018. The restructuring charges were primarily associated with completed acquisitions and internal business realignment actions in North America.

Operating Income. Operating income increased by $66.1 million, or 18.4%, in the nine months ended June 30, 2019, to $425.6 million, or 13.9% of revenue, from $359.5 million, or 12.1% of revenue, in the nine months ended June 30, 2018. The increase in operating income was attributable primarily to revenue and cost of revenue growth during the nine months ended June 30, 2019 as well as restructuring charges recognized in the three months ended June 30, 2018. Negative foreign exchange impacts on our revenue were partially offset by the negative foreign exchange impacts on our operating expense, resulting in a negative impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net loss of $3.3 million in the nine months ended June 30, 2018 to a net loss of $4.3 million in the nine months ended June 30, 2019.

Income Taxes. Income taxes for the nine months ended June 30, 2019 were $63.9 million on pre-tax income of $421.3 million, resulting in an effective tax rate of 15.2%, compared to 12.9% in the nine months ended June 30, 2018. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 9 to our consolidated financial statements.

Net Income. Net income increased by $47.3 million, or 15.2%, to $357.4 million in the nine months ended June 30, 2019, from $310.1 million in the nine months ended June 30, 2018. The increase in net income was attributable to the increase in Operating Income partially offset by increase in income taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.43, or 20.0%, to $2.58 in the nine months ended June 30, 2019, from $2.15 in the nine months ended June 30, 2018. The increase in diluted earnings per share was primarily attributable to the increase in net income as well as to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 10 to our consolidated financial statements.

Three Months Ended June 30, 2019 and 2018

The following is a tabular presentation of our results of operations for the three months ended June 30, 2019 compared to the three months ended June 30, 2018. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended June 30,		Increase (Decrease)
	2019	2018	Amount	%
	(in thousands)
Revenue	$1,024,704	$1,002,198	$22,506	2.2%
Operating expenses:
Cost of revenue	664,862	650,569	14,293	2.2
Research and development	68,376	72,729	(4,353)	(6.0)
Selling, general and administrative	125,088	116,396	8,692	7.5
Amortization of purchased intangible assets and other	24,058	26,929	(2,871)	(10.7)
Restructuring charges	—	30,057	(30,057)	(100.0)

	882,384	896,680	(14,296)	(1.6)

Operating income	142,320	105,518	36,802	34.9
Interest and other expense, net	(3,959)	(3,212)	(747)	23.3

Income before income taxes	138,361	102,306	36,055	35.2
Income taxes	6,913	10,776	(3,863)	(35.8)

Net income	$131,448	$91,530	$39,918	43.6%

Revenue. Revenue increased by $22.5 million, or 2.2%, to $1,024.7 million in the three months ended June 30, 2019, from $1,002.2 million in the three months ended June 30, 2018. The increase in revenue was attributable to increased activity in Europe and in the rest of the world. Revenue for the three months ended June 30, 2019 increased by 3.4% compared to the three months ended June 30, 2018, excluding approximately 1.2% negative foreign exchange fluctuations impact.

In the three months ended June 30, 2019, revenue from customers in North America, Europe and the rest of the world accounted for 62.8%, 14.2% and 23.0%, respectively, of total revenue, compared to 64.3%, 13.9% and 21.8%, respectively, in the three months ended June 30, 2018. Revenue from customers in North America in absolute amount was at the same level during the three months ended June 30, 2019 and 2018, while total revenue increased and as a result the percentage of revenue from customers in North America decreased. This was mainly due to the lower activity with AT&T, which was offset by higher revenue from other key customers in North America.

Revenue from customers in Europe increased during the three months ended June 30, 2019, despite of negative foreign exchange fluctuations. The increase in revenue from customers in Europe was primarily attributable to higher revenue from development and modernization activities while we expand our presence in this region. Revenue from customers in the rest of the world increased during the three months ended June 30, 2019 as a result of our expansion and progress of managed transformations activities with existing customers in the rest of the world.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $14.3 million, or 2.2%, to $664.9 million in the three months ended June 30, 2019, from $650.6 million in the three months ended June 30, 2018. The Cost of revenue increase, excluding the impact of changes of certain acquisition-related liabilities measured at fair value recognized in the three months ended June 30, 2019 and June 30, 2018, was commensurate with revenue growth.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $4.4 million, or 6.0%, to $68.4 million in the three months ended June 30, 2019, from $72.7 million in the three months ended June 30, 2018. Research and development expense decreased as a percentage of revenue from 7.3% in the three months ended June 30, 2018, to 6.7% in the three months ended June 30, 2019. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $8.7 million, or 7.5%, to $125.1 million in the three months ended June 30, 2019, from $116.4 million in the three months ended June 30, 2018. The increase in selling, general and administrative expense was primarily attributable to changes in the accounts receivable allowances.

Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended June 30, 2019, decreased by $2.9 million, or 10.7% to $24.1 million from $26.9 million in the three months ended June 30, 2018. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets.

Restructuring Charges. There were no restructuring charges in the three months ended June 30, 2019, while there were $30.1 million of such charges in the three months ended June 30, 2018. The restructuring charges were primarily associated with recently completed acquisitions and internal business realignment actions in North America.

Operating Income. Operating income increased by $36.8 million, or 34.9%, in the three months ended June 30, 2019, to $142.3 million, or 13.9% of revenue, from $105.5 million, or 10.5% of revenue, in the three months ended June 30, 2018. The increase in operating income was attributable primarily to restructuring charges recognized in the three months ended June 30, 2018. Negative foreign exchange impacts on our revenue were partially offset by the negative foreign exchange impacts on our operating expense, resulting in a negative impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net loss of $3.2 million in the three months ended June 30, 2018 to a net loss of $4.0 million in the three months ended June 30, 2019.

Income Taxes. Income taxes for the three months ended June 30, 2019 were $6.9 million on pre-tax income of $138.4 million, resulting in an effective tax rate of 5.0%, compared to 10.5% in the three months ended June 30, 2018. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 9 to our consolidated financial statements.

Net Income. Net income increased by $39.9 million, or 43.6%, to $131.4 million in the three months ended June 30, 2019, from $91.5 million in the three months ended June 30, 2018. The increase in net income during the three months ended June 30, 2019 was primarily attributable to the increase in Operating Income and to decrease in income taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.32, or 50.0%, to $0.96 in the three months ended June 30, 2019, from $0.64 in the three months ended June 30, 2018. The increase in diluted earnings per share was primarily attributable to the increase in net income due to restructuring charges recognized in the three months ended June 30, 2018, as well as to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 10 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $457.7 million as of June 30, 2019, compared to $519.2 million as of September 30, 2018. The decrease was mainly attributable to $308 million repurchase of our ordinary shares, $108.9 million of cash dividend payment, $93.8 million for capital expenditures, net, $8.8 million acquisition payment, $7.5 million contingent consideration payment from a business acquisition and $4.8 million payment to non-controlling interests, partially offset by $442.8 million in positive cash flow from operations and $25.7 million of proceeds from stock option exercises. Net cash provided by operating activities amounted to $442.8 million and $441.9 in the nine months ended June 30, 2019 and 2018, respectively.

Our normalized free cash flow for the nine months ended June 30, 2019 was $423.9 million, which is calculated as net cash provided by operating activities for the period less $93.8 million for capital expenditures, net and excluding $55.0 million of payments related to the settlement of the legal dispute in the U.S. District Court in Oregon, $14.4 million of payments for the non-recurring charges for re-alignment actions in North-America, $7.7 million of payment of acquisition related liabilities and $2.2 million of the capital expenditures associated with the multiyear development of our new campus in Israel, (which is net of proceeds of $9.7 million relating to the refund of betterment levy).

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations, our current lines of credit and our ability to access capital markets will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next twelve months.

As a general long-term guideline, we expect to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, with the majority returned to our shareholders through share repurchases and dividends. In fiscal year 2019, we plan to return to shareholders the majority of our normalized free cash flow subject to factors such as mergers and acquisitions, financial markets and prevailing industry conditions, through our ongoing share repurchase and dividend program. While having this plan in mind, our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of bank deposits, money market funds, corporate bonds, U.S. government treasuries and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the nine months ended June 30, 2019 and 2018, we did not recognize any credit losses. Please see Notes 5 and 6 to the consolidated financial statements.

Revolving Credit Facility, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. In December 2014 and in December 2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. As of June 30, 2019, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under the facility.

As of June 30, 2019, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $54.4 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for our non-cancelable operating leases, long-term debt, purchase obligations, pension funding and unrecognized tax benefits, the total net investment related to the construction of the new campus in Israel, summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2018, filed on December 10, 2018 with the SEC. Since September 30, 2018, there have been no material changes in our aggregate contractual obligations.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $93.8 million in the nine months ended June 30, 2019 and were mainly attributable to investments in our operating facilities and our development centers around the world. The total net investment we expect to make in connection with the new campus in Israel is estimated to be approximately $350 million over a period of four to five years, starting with fiscal year 2018. Out of which approximately $100 million was incurred in fiscal year 2018 by both us and our partner Union at equal portions (i.e. our net investment was approximately $50 million), and up to $30 million cash investment is expected to be incurred in fiscal year 2019.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On November 8, 2017, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. In the nine months ended June 30, 2019, we repurchased 5.3 million ordinary shares at an average price of $58.58 per share (excluding broker and transaction fees). The November 2017 plan permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. As of June 30, 2019, we had remaining authority to repurchase up to $329.2 million of our outstanding ordinary shares under the November 2017 plan.

Cash Dividends. Our Board of Directors declared the following dividends during the nine months ended June 30, 2019 and 2018:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
May 14, 2019	$ 0.285	June 28, 2019	$ 38.7	July 19, 2019
February 5, 2019	$ 0.285	March 29, 2019	$ 39.1	April 19, 2019
November 8, 2018	$ 0.250	December 31, 2018	$ 34.8	January 18, 2019
May 10, 2018	$ 0.250	June 29, 2018	$ 35.3	July 20, 2018
January 30, 2018	$ 0.250	March 30, 2018	$ 35.6	April 20, 2018
November 8, 2017	$ 0.220	December 29, 2017	$ 31.6	January 19, 2018

On August 7, 2019, our Board of Directors approved a quarterly dividend payment of $0.285 per share and set September 30, 2019 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 25, 2019.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the nine months ended June 30, 2019 and 2018, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended June 30, 2019 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
04/01/19-04/30/19	423,146	$ 54.35	423,146	$ 394,971,008
05/01/19-05/31/19	463,771	$ 57.21	463,771	$ 368,437,600
06/01/19-06/30/19	644,541	$ 60.92	644,541	$ 329,170,948

Total	1,531,458	$ 57.98	1,531,458	$ 329,170,948

(1)	Excludes broker and transaction fees.
(2)

On November 8, 2017, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2019:

(1)	Form 6-K dated May 15, 2019

(2)	Form 6-K dated May 28, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: August 19, 2019